UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 28, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Inside Information: NVIDIA to make USD 1.0 billion equity investment in Nokia in addition to new strategic partnership – Nokia’s Board resolved on directed share issuance to NVIDIA

Stock exchange release 28 October 2025	1 (4)

Nokia Corporation
Inside information
28 October 2025 at 17:30 EET

Inside Information: NVIDIA to make USD 1.0 billion equity investment in Nokia in addition to new strategic partnership – Nokia’s Board resolved on directed share issuance to NVIDIA

•	NVIDIA to invest USD 1.0 billion (EUR 0.86 billion) in new Nokia shares at a purchase price of USD 6.01 (EUR 5.16) per share

•	Investment comes in addition to strategic partnership to shape and lead the AI-RAN market and support evolution of data center networking

•	Nokia will use the proceeds from the issuance to accelerate its strategic plans to advance trusted connectivity for the AI supercycle and other general corporate purposes

•	Nokia’s press and investor conference call to be held at 3:30pm EST, 7:30pm GMT, 9:30pm EET

Espoo, Finland – The Board of Directors of Nokia Corporation (“Nokia”) has resolved to issue 166 389 351 new shares in a directed share issuance to enable NVIDIA Corporation (“NVIDIA”) to make a USD 1.0 billion equity investment in Nokia. Subject to certain customary closing conditions, NVIDIA will subscribe for the shares at a subscription price of USD 6.01 per share. The transaction will see NVIDIA become a 2.90% shareholder of Nokia.

The strategic partnership and investment are expected to create significant value for both companies. Nokia will use the proceeds from the issuance to accelerate its strategic plans to advance trusted connectivity for the AI supercycle and other general corporate purposes. Nokia intends to accelerate development of Nokia’s 5G & 6G RAN software to run on NVIDIA’s architecture and will make investments to drive Nokia’s strategic goal of increasing its presence in the AI & Cloud market with data center aligned networking solutions within its Network Infrastructure business. Nokia and NVIDIA have agreed to collaborate on AI networking solutions and explore opportunities to incorporate Nokia’s data center switching and optical technologies in NVIDIA’s future AI infrastructure architecture.

Nokia will host a press and investor conference call on 28 October 2025 at 3:30pm EST (7:30pm GMT, 9:30pm EET) to discuss both the strategic partnership and the purpose of the investment.

Details of the equity investment

Subject to certain customary closing conditions, NVIDIA will subscribe for the new shares at a price of USD 6.01 (EUR 5.16) per share, equating to an effective capital contribution to Nokia of approximately USD 1.0 billion (EUR 0.86 billion). All amounts denominated in USD have been converted into EUR using the USD/EUR exchange reference rate published by the European Central Bank for 27 October 2025, which was 0.8591 (USD 1 being EUR 0.8591). The subscription price shall be recorded in Nokia's reserve for invested unrestricted equity. The directed share issuance is an essential part of the strategic partnership with NVIDIA.

www.nokia.com

Stock exchange release 28 October 2025	2 (4)

The subscription price has been determined as part of the negotiations between Nokia and NVIDIA. In addition to its own assessment of the strategic partnership, Nokia has taken independent legal and financial advice to assist in its evaluation of the fairness to Nokia of the terms of the share issuance, taking into account the strategic partnership. In the assessment of Nokia, the strategic partnership, including the share issuance, benefits Nokia and its shareholders, and therefore there is a weighty financial reason for deviating from the pre-emptive rights of the shareholders of Nokia in the share issuance.

The Nokia shares will be delivered to NVIDIA in the form of American Depositary Shares.

Nokia expects that the new shares will be registered with the Finnish Trade Register in November and be entered in the book-entry system maintained by Euroclear Finland promptly thereafter. The total number of Nokia shares following the share issuance and registration of the new shares is expected to be 5 742 239 696. The new shares represent approximately 2.98% of the total number of Nokia shares prior to the share issuance and approximately 2.90% of the total number of Nokia shares following the share issuance. After their registration with the Finnish Trade Register, the new shares are expected to be admitted to trading on Nasdaq Helsinki and Euronext Paris together with other Nokia shares, and on the New York Stock Exchange, in the form of American Depositary Shares.

The resolution to issue shares is based on the authorization granted to the Board of Directors by the Annual General Meeting on 29 April 2025.

Advisors

J.P. Morgan served as financial advisor to Nokia. Skadden, Arps, Slate, Meagher & Flom LLP, and Krogerus Attorneys Ltd served as legal advisors.

Conference call details

Members of the media, investors, and analysts are invited to participate in a conference call to discuss the strategic partnership and investment using the details below. Those wishing to ask a question should join using the dial-in details. Those wishing to just listen are encouraged to join via the webcast.

Call Details:

Date: 28 October 2025
Time: 3:30pm New York, 7:30pm London, 9:30pm Helsinki
Webcast link: https://edge.media-server.com/mmc/p/6b9ibwqi

Speakers:

Justin Hotard, President and CEO, Nokia
Marco Wirén, CFO, Nokia

For those wishing to ask a question:

We encourage media and analysts who wish to ask a question to pre-register for the conference call using the link below. Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the operator. Participants may pre-register at any time, including up to and after the call start time.

www.nokia.com

Stock exchange release 28 October 2025	3 (4)

To pre-register:  https://dpregister.com/sreg/10204315/10047f7ceb4

PLEASE NOTE! If you wish to ask a question on the call, you MUST MUTE the webcast and ONLY USE the participant dial-in during the Q&A session as there is a delay of approximately 15-30 seconds.

The question and answer session will be limited to members of the media and financial analysts only.

For those who do not wish to pre-register, please use the following dial-in numbers and ask for the “Nokia Conference Call”:

PARTICIPANT DIAL IN (TOLL FREE):	1-844-282-4574
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-317-5619
UK:	44-20-3795-9972

Also, a replay of the call will be available one hour after the call ends and may be accessed until 23 November 2025.

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Access Code:	1181900

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

www.nokia.com

Stock exchange release 28 October 2025	4 (4)

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits, including as a result of the transaction and the partnership with NVIDIA; B) expectations, plans or benefits related to future performance of our businesses, including as a result of the transaction and partnership with NVIDIA, (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance , results of operations and use of proceeds, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; F) timing of completion of the transaction; and G) any statements preceded by or including “anticipate”, “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, “see”, “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include(1) the possibility that the conditions to the closing of the transaction are not satisfied, or the occurrence of any event, change or other circumstance that could give rise to a right to terminate the transaction; (2) the possibility that the stock price of Nokia could fluctuate during the pendency of the transaction and may decline if the transaction is not completed; (3) uncertainty as to the timing of completion of the transactions and the ability of each party to consummate the transactions; and (4) those risks and uncertainties identified in our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal